Exhibit 99.3

KEEGAN RESOURCES INC.	9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class Holder Account Number

Form of Proxy - Annual and Special General Meeting to be held on October 1, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, PST on September 29, 2008 (48 hours prior to the meeting).

If you vote by the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the Internet.

To vote by the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT	NUMBER ACCESS NUMBER

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Keegan Resources Inc. (the "Company") hereby appoints: Daniel McCoy, President and Chief Executive Officer and director of the Company, or failing him, Gordon J. Fretwell, director of the Company.

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special General Meeting of Keegan Resources Inc. to be held at Suite 1600, 1066 West Georgia Street, Vancouver, BC on October 1, 2008 at 10:00 a.m. PST and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Fix the Number of Directors Fix the number of directors to be elected at the meeting at five (5).	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Gordon J. Fretwell	☐	☐	02. Daniel T. McCoy	☐	☐	03. Richard J. Haslinger	☐	☐
04. Robert J. McLeod	☐	☐	05. Mark Ormond	☐	☐			

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	For	Withhold
3. Appointment of Auditors Appoint BDO Dunwoody LLP, Chartered Accountants, as Auditors of the Company for the ensuing year and authorize the Directors to fix the auditor's remuneration.	☐	☐

	For	Against
4. Share Option Plan Ratify and approve the ordinary resolution of the shareholders to adopt the new Share Option Plan, as more particularly set out in the accompanying Information Circular.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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